SD 3/8/05

05036575

SECURI[illegible] [illegible]ISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 53361

SEC MAIL RECEIVED PROCESSING
FEB 2 5 2005
WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 Avenue of the Americas
(No. and Street)

New York, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Norman E. Ross 212-582-2524
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richard Feiman
(Name — *if individual, state last, first, middle name*)

295 Madison Avenue, New York, NY 10017
(Address) (City) (State) Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Norman E. Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ross Securities Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President
Title

Notary Public

EDWARD W. GREASON, JR.
Notary Public, State of New York
No. 02-GR5019923
Qualified in New York County
Commission Expires Nov. 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENT

DECEMBER 31, 2004

FEIMAN, GELLER & FEIMAN
CERTIFIED PUBLIC ACCOUNTANTS
295 MADISON AVENUE
NEW YORK, N.Y. 10017

INDEPENDENT AUDITORS REPORT

The Board of Directors
Ross Securities Corporation

We have audited the accompanying statement of financial condition (Balance Sheet) of Ross Securities Corporation as of December 31, 2004 and the related statement of income and changes in stockholder's equity for the twelve months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis fo our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004, and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles. We find no material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

Cash in Fleet Bank was verified with the statements submitted by the depository as at December 31, 2004. The cash balance is verified on a monthly basis with the depositories statement.

Commissions are reported when earned. All commissions earned as at December 31, 2004 were deposited or set up as receivables.

There were no subordinated Claims of Creditors at the beginning nor the end of the period.

No provision for Corporation Income Taxes has been set up in the amount of $799.

The Common Capital Stock of $15,700 results from 100 shares of common stock authorized and issued at a value of $15.70 per share.

The Brokers required Net Capital as at December 31, 2004 is $5,000 and the actual Net Capital as of December 31, 2004 is $56,233 resulting in an excess Net Capital of $51,233. No material differences or inadequacies exist between the Focus Report 11A and the audited Net Capital of the Corporation, except for the provision for corporate income taxes noted above. The net capital requirement would then be in excess of $50,434.

Our audit was made for the purpose of forming an opinion on the basic financial stat ements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information requires by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditin procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stat ed in all material respects in relation to the basic financial statements taken as a whole.

February 14. 2005

Richard Feiman

ROSS SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
BALANCE SHEET
DECEMBER 31, 2004

ASSETS

Current Assets		
Cash in Fleet Bank		$42,858
Commissions & Fees Receivable		14,000
Total Current Assets		56,858
Fixed Assets		
Computer Equipment	$1,517	
Less: Accumulated Depreciation	1,517	-0-
Total Assets		$56,858

LIABILITIES AND EQUITY

Current Liabilities		
Accounts Payable		$ 625
Shareholders Equity		
Capital Stock	15,700	
Retained Earnings	35,204	
Total	50.904	
Add: Net Profit for the Twelve Months	5,329	
Total Stockholders Equity - 12/31/04		56,233
Total Liabilities and Equity		$56,858

ROSS SECURITIES CORPORATION

STATEMENT OF INCOME

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

Income		
Commissions & Fees		$105,468
Expenses		
Overhead - Salaries & Taxes	$59,705	
Dues, Licenses & Fees & Bond	4,744	
Administrative Expenses	35,228	
Federal, State & Local Taxes	462	
Total Expenses		100,139
Net Profit for the Twelve Months		$ 5,329

ROSS SECURITIES CORPORATION
CHANGES IN FINANCIAL CONDITION
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

CASH FLOW

Stockholders Equity - 1/1/04	
Invested Capital	$ 15,700
Retained Earnings	35,204
Total Equity	50,904
Sources of Income	
Commission & Fees	105,468
Total	156,372
Application of Funds	
Overhead Salaries & Taxes	59,705
Dues, Licenses, Fees & Bond	4,744
Administration Expenses	35,228
State & Local Taxes	462
Total	100,139
Stockholders Equity - 12/31/04	$ 56,233

Note: The Auditors' report represents a twelve month period as required by NASD. The reporting corporation filed Focus reports for each quarter in the year 2004. Due to acceptable rounding of figures the filed Focus Report indicates a Balance Sheet difference of ten dollars.

ROSS SECURITIES CORPORATION

COMPUTATION OF NET CAPITAL AS OF DECEMBER 31, 2004

FIRM ID: 113796

SEE FILE #8-53361

Total ownership equity (o/e)		$56,233
Deduct o/e not allowable for net capital		-0-
Total o/e qualified for net capital		56,233
Add:		
Allowable subordinated liabilities		
Other deductions or credits		
Descriptions	Amount	-0-
Total capital & allowable subloans		56,233
Deductions &/or charges		
Total non-allowable assets		
Secured demand note deficiency		
Cap charges for spot & commodity futures		-0-
Other deductions &/or charges		
Other additional &/or allowable credits		
Description	Amount	-0-
Net caital before haircuts		56,233
Haircuts on securities		-0-
Net Capital		$ 56,233

ROSS SECURITIES CORPORATION

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

FIRM ID: 113796

Minimum Net Capital Requireed: (based on Aggregate Indebtedness)	-0-
Minimum Dollar Requirement	$ 5,000
Net Capital Requirement	5,000
Excess Net Capital	51,233
Excess Net Capital @ 100% (Net Capital - 10% Aggregate Indebtedness)	56,233